FIRST EQUITY

Corporation

23399 Commerce Dr  · Ste B-1· Farmington Hills · MI 48335-2765

248.994.0099-tel · 248.489.9495-fax

June 9, 2008

Compensation Committee Members

LBO Capital Corp.

23399 Commerce Dr Ste B-1

Farmington Hills  MI 48335-2765

RE: Annual Compensation Proposal

Dear Members of the Compensation Committee:

This letter presents an annual compensation proposal for your consideration.  For some time and without compensation, First Equity Corporation (“First Equity”) has been supplying business services to LBO Capital Corp. (“LBO Capital”), including facilities such as office space, business equipment and materials; and, personnel and services including administrative work and accounting services required to conduct business in a professional environment, including providing services of a Chief Executive Officer and Chief Financial Officer (“CEO & CFO”).

Terms of a proposed annual compensation agreement follow:

1.

First Equity shall be compensated in the amount of US$150,000 per year commencing January 1, 2008 and US$12,500 shall be paid at the first of each month for 24 months during the two (2) year agreement term, ending December 31, 2009.

2.

The initial two year agreement shall be automatically extended for an additional two (2) years unless one party notifies the other in writing, six (6) months in advance of the expiry date and written notice delivered by U S Mail to the other party, of its intention to terminate the business services agreement.

3.

First Equity shall be promptly reimbursed for any fees incurred and payments made on behalf of LBO Capital Corp.

Please review and comment on this draft setting down topics discussed in recent weeks.

Sincerely yours,

/S/ Shirley B. Itin

Shirley B. Itin

President

CC: Charles W. Centner, Esq.

FEC\2008-05-09 FEC LBOC AnnCompProp.doc